HCM IV Acquisition Corp.

85 Washington Street,

Norwalk, CT 06854

VIA EDGAR

January 20, 2026

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Kellie Kim Shannon Menjivar Benjamin Holt Pam Howell

Re:	HCM IV Acquisition Corp.
Registration Statement on Form S-1
Filed November 7, 2025
Amendment No. 1 Registration Statement on Form S-1 Filed November 25, 2025 File No. 333-291343

Ladies and Gentlemen:

HCM IV Acquisition Corp. (the “Company,” “we,” “our” or “us”) hereby transmits our response to the comment letter received from the staff (the “Staff”, “you” or “your”) of the U.S. Securities and Exchange Commission (the “Commission”), dated January 9, 2026, regarding the Registration Statement on Form S-1/A (the “Registration Statement”) filed with the Commission on November 25, 2025.

For the Staff’s convenience, we have repeated below the Staff’s comment in bold, and have followed each comment with the Company’s response. In response to the Staff’s comments, the Company is filing via Edgar a revised Registration Statement simultaneously with the submission of this response letter.

Amendment No. 1 Registration Statement on Form S-1 filed November 25, 2025

Summary, page 1

1.	On page 8 where you discuss your sponsor and your officers and directors sponsoring or forming other special purpose acquisition companies, please expand to disclose the conflicts of interest relating to the involvement of Messrs. Matthews, Bischoff, and Donohoe with HCM III Acquisition Corp. and HCM III’s current searching for a target business to complete its initial business combination. Please also expand to address how business combination opportunities are allocated among SPACs. In this regard, we note your statement on page 8 and elsewhere that your officers and directors intend to first present to you any potential business combination opportunities suitable for a SPAC prior to any similar entity. Refer to Item 1602(b)(7)of Regulation S-K.

Response: We acknowledge the Staff’s comment and have revised pages 8, 38-39, 79-80, 117, 122, and 151-152 to address the Staff’s comment.

We thank the Staff in advance for its consideration of the foregoing. Should you have any questions, please do not hesitate to contact our legal counsel, Kevin E. Manz, Esq. at 212-556-2133 or kmanz@kslaw.com.

Sincerely,

By:	/s/ Shawn Matthews
Name:	Shawn Matthews
Title:	Chief Executive Officer and Chairman

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